UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

HedgePath Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

42278K 102
(CUSIP Number)

Kate Rintoul

Mayne Pharma Ventures Pty Ltd

1538 Main North Road,

Salisbury South 5106 SA,

Australia

61 3 8614 7711
(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 8, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mayne Pharma Ventures Pty Ltd I.R.S. Identification No. 98-1181089
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO (1)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 236,662,543 (1)(2)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 236,662,543 (1)(2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 236,662,543 (1)(2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.9% (1)(2)(3)
14.	TYPE OF REPORTING PERSON (see instructions) CO

(1)

Mayne Pharma Ventures Pty Ltd, an Australian company ACN 168 896 357 (“Mayne Ventures”), directly holds 197,506,132 shares of common stock, par value $0.0001 per share (“Common Stock”), of HedgePath Pharmaceuticals, Inc. (the “Issuer”).

(2)	Includes (i) the remaining 23,504,236 shares of Common Stock issuable upon exercise of the warrant that was issued by the Issuer to Mayne Ventures on May 25, 2016 (the “2016 Warrant”), (ii) the 10,434,783 shares of Common Stock issuable upon conversion of 3,478,261 shares of Series B Convertible Preferred Stock, par value $0.0001 per share, of the Issuer issued by the Issuer to Mayne Ventures on January 10, 2018 (the “January 2018 Series B Convertible Preferred Stock”), (iii) the 2,608,696 shares of Common Stock issuable upon exercise of the Series A warrants that were issued by the Issuer to Mayne Ventures on January 10, 2018 (the “January 2018 Series A Warrants”) and (iv) the 2,608,696 shares of Common Stock issuable upon exercise of the Series B warrants that were issued by the Issuer to Mayne Ventures on January 10, 2018 (the “January 2018 Series B Warrants”).

(3)

Percentage assumes 408,755,677 shares of Common Stock issued and outstanding, consisting of 369,599,266 shares of Common Stock reported as issued and outstanding as of October 30, 2017 in the Issuer’s most recent Quarterly Report on Form 10-Q filed on October 31, 2017, plus (i) the remaining 23,504,236 shares of Common Stock issuable upon exercise of the 2016 Warrant, (ii) the 10,434,783 shares of Common Stock issuable upon conversion of the January 2018 Series B Convertible Preferred Stock, (iii) the 2,608,696 shares of Common Stock issuable upon exercise of the January 2018 Series A Warrants and (iv) the 2,608,696 shares of Common Stock issuable upon exercise of the January 2018 Series B Warrants.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mayne Pharma International Pty Ltd I.R.S. Identification No. 98-1181817
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO (1)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 236,662,543 (1)(2)(3)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 236,662,543 (1)(2)(3)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 236,662,543 (1)(2)(3)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.9% (1)(2)(3)(4)
14.	TYPE OF REPORTING PERSON (see instructions) CO

(1)	Mayne Ventures directly holds 197,506,132 shares of Common Stock of the Issuer.

(2)

Includes (i) the remaining 23,504,236 shares of Common Stock issuable upon exercise of the 2016 Warrant, (ii) the 10,434,783 shares of Common Stock issuable upon conversion of the January 2018 Series B Convertible Preferred Stock, (iii) the 2,608,696 shares of Common Stock issuable upon exercise of the January 2018 Series A Warrants and (iv) the 2,608,696 shares of Common Stock issuable upon exercise of the January 2018 Series B Warrants.

(3)

The reported securities are owned directly by Mayne Ventures. Mayne Pharma International Pty Ltd, an Australian company ACN 007 870 984 (“Mayne International”), holds 100% of the equity securities of Mayne Ventures. Mayne Pharma Group Limited, an Australian company ACN 115 832 963 (“Mayne Group”), holds 100% of the equity securities of Mayne International. Accordingly, Mayne International and Mayne Group may be deemed indirect beneficial owners of the reported securities held by Mayne Ventures.

(4)

Percentage assumes 408,755,677 shares of Common Stock issued and outstanding, consisting of 369,599,266 shares of Common Stock reported as issued and outstanding as of October 30, 2017 in the Issuer’s most recent Quarterly Report on Form 10-Q filed on October 31, 2017, plus (i) the remaining 23,504,236 shares of Common Stock issuable upon exercise of the 2016 Warrant, (ii) the 10,434,783 shares of Common Stock issuable upon conversion of the January 2018 Series B Convertible Preferred Stock, (iii) the 2,608,696 shares of Common Stock issuable upon exercise of the January 2018 Series A Warrants and (iv) the 2,608,696 shares of Common Stock issuable upon exercise of the January 2018 Series B Warrants.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mayne Pharma Group Limited I.R.S. Identification No. 98-1074924
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO (1)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 236,662,543 (1)(2)(3)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 236,662,543 (1)(2)(3)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 236,662,543 (1)(2)(3)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.9% (1)(2)(3)(4)
14.	TYPE OF REPORTING PERSON (see instructions) CO

(1)	Mayne Ventures directly holds 197,506,132 shares of Common Stock of the Issuer.

(2)

Includes (i) the remaining 23,504,236 shares of Common Stock issuable upon exercise of the 2016 Warrant, (ii) the 10,434,783 shares of Common Stock issuable upon conversion of the January 2018 Series B Convertible Preferred Stock, (iii) the 2,608,696 shares of Common Stock issuable upon exercise of the January 2018 Series A Warrants and (iv) the 2,608,696 shares of Common Stock issuable upon exercise of the January 2018 Series B Warrants.

(3)

The reported securities are owned directly by Mayne Ventures. Mayne International holds 100% of the equity securities of Mayne Ventures. Mayne Group holds 100% of the equity securities of Mayne International. Accordingly, Mayne International and Mayne Group may be deemed indirect beneficial owners of the reported securities held by Mayne Ventures.

(4)

Percentage assumes 408,755,677 shares of Common Stock issued and outstanding, consisting of 369,599,266 shares of Common Stock reported as issued and outstanding as of October 30, 2017 in the Issuer’s most recent Quarterly Report on Form 10-Q filed on October 31, 2017, plus (i) the remaining 23,504,236 shares of Common Stock issuable upon exercise of the 2016 Warrant, (ii) the 10,434,783 shares of Common Stock issuable upon conversion of the January 2018 Series B Convertible Preferred Stock, (iii) the 2,608,696 shares of Common Stock issuable upon exercise of the January 2018 Series A Warrants and (iv) the 2,608,696 shares of Common Stock issuable upon exercise of the January 2018 Series B Warrants.

This Amendment No. 7 to Schedule 13D (this “Amendment No. 7”) amends the Schedule 13D originally filed on July 7, 2014 (the “Original Schedule 13D”) by Mayne Pharma Ventures Pty Ltd, an Australian company ACN 168 896 357 (“Mayne Ventures”), Mayne Pharma International Pty Ltd, an Australian company ACN 007 870 984 (“Mayne International”), and Mayne Pharma Group Limited, an Australian company ACN 115 832 963 (“Mayne Group” and, together with Mayne Ventures and Mayne International, collectively, the “Reporting Persons”), as amended by (i) Amendment No. 1 to Schedule 13D filed on May 22, 2015 (“Amendment No. 1”), (ii) Amendment No. 2 to Schedule 13D filed on June 16, 2016 (“Amendment No. 2”), (iii) Amendment No. 3 to Schedule 13D filed on November 8, 2016 (“Amendment No. 3”), (iv) Amendment No. 4 to Schedule 13D filed on November 16, 2016 (“Amendment No. 4”), (v) Amendment No. 5 to Schedule 13D filed on November 28, 2016 (“Amendment No. 5”) and (vi) Amendment No. 6 to Schedule 13D filed on December 2, 2016 (“Amendment No. 6” and the Original Schedule 13D, as so amended, the “Statement”) relating to the Common Stock, par value $0.0001 per share (“Common Stock”), of HedgePath Pharmaceuticals, Inc. (the “Issuer”). Items 3, 5 and 6 of the Statement are hereby amended to the extent hereinafter expressly set forth. Capitalized terms used herein but not defined shall have the meanings attributed to them in the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 or Amendment No. 6, as applicable.

Item 3.	Source and Amount of Funds or Other Consideration.

The information contained in Item 3 of the Statement is hereby amended and supplemented by adding the following information:

“On January 8, 2018, Mayne Ventures and the Issuer entered into a securities purchase agreement (the “2018 Purchase Agreement”), pursuant to which, on the terms and subject to the conditions set forth therein, Mayne Ventures agreed to acquire from the Issuer, and the Issuer agreed to issue to Mayne Ventures, in three separate closings for an aggregate purchase price of US$5,000,000: (i) an aggregate of 7,246,377 shares of Series B Convertible Preferred Stock, par value $0.0001 per share (“Series B Convertible Preferred Stock”), of the Issuer, (ii) Series A warrants to purchase 5,434,783 shares of Common Stock in the aggregate (“Series A Warrants”) and (iii) Series B warrants to purchase 5,434,783 shares of Common Stock in the aggregate (“Series B Warrants”).

On January 10, 2018, at the initial closing contemplated by the 2018 Purchase Agreement, Mayne Ventures acquired 3,478,261 shares of Series B Convertible Preferred Stock, Series A Warrants to purchase 2,608,696 shares of Common Stock (the “January 2018 Series A Warrants”) and Series B Warrants to purchase 2,608,696 shares of Common Stock (the “January 2018 Series B Warrants”) directly from the Issuer in a private placement for an aggregate purchase price of US$2,400,000. The source of funds for this acquisition was working capital. Each share of Series B Convertible Preferred Stock (i) may be converted by Mayne Ventures at any time into three shares of Common Stock and (ii) is entitled to the number of votes equal to the number of shares of Common Stock into which each such share of Series B Convertible Preferred Stock is convertible. The January 2018 Series A Warrants have an initial exercise price of US$0.23 and may be exercised by Mayne Ventures at any time prior to their expiration on January 10, 2020. The January 2018 Series B Warrants have an initial exercise price of US$0.275 and may be exercised by Mayne Ventures at any time prior to their expiration on January 10, 2023.

The foregoing descriptions of the 2018 Purchase Agreement, the Series B Convertible Preferred Stock, the Series A Warrants and the Series B Warrants do not purport to be complete and are qualified in their entirety by reference to the complete text of the 2018 Purchase Agreement, the Certificate of Designation of Series B Convertible Preferred Stock (as corrected by the Certificate of Correction of Designation of Series B Convertible Preferred Stock), the Series A Warrants and the Series B Warrants, which have been incorporated by reference as exhibits hereto, and are hereby incorporated herein by reference.”

Item 5.	Interest in Securities of the Issuer.

The information contained in Item 5 is hereby amended and restated in its entirety as follows:

“(a) and (b)

Mayne Ventures directly holds 197,506,132 shares of Common Stock. In addition, Mayne Ventures may be deemed to have “beneficial ownership” within the meaning of Rule 13d-3 under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), (i) the remaining 23,504,236 shares of Common Stock issuable upon exercise of the 2016 Warrant, (ii) the 10,434,783 shares of Common Stock issuable upon conversion of the January 2018 Series B Convertible Preferred Stock, (iii) the 2,608,696 shares of Common Stock issuable upon exercise of the January 2018 Series A Warrants and (iv) the 2,608,696 shares of Common Stock issuable upon exercise of the January 2018 Series B Warrants. Accordingly, Mayne Ventures may be deemed to beneficially own an aggregate of 236,662,543 shares of Common Stock, representing 57.9% of the Issuer’s issued and outstanding Common Stock. This beneficial ownership percentage assumes that there would be 408,755,677 shares of Common Stock issued and outstanding, consisting of 369,599,266 shares of Common Stock reported as issued and outstanding as of October 30, 2017 in the Issuer’s most recent Quarterly Report on Form 10-Q filed on October 31, 2017, plus (i) the remaining 23,504,236 shares of Common Stock issuable upon exercise of the 2016 Warrant, (ii) the 10,434,783 shares of Common Stock issuable upon conversion of the January 2018 Series B Convertible Preferred Stock, (iii) the 2,608,696 shares of Common Stock issuable upon exercise of the January 2018 Series A Warrants and (iv) the 2,608,696 shares of Common Stock issuable upon exercise of the January 2018 Series B Warrants.

Mayne International holds 100% of the equity securities of Mayne Ventures. Mayne Group holds 100% of the equity securities of Mayne International. Accordingly, Mayne International and Mayne Group may be deemed indirect beneficial owners of the reported securities held by Mayne Ventures. Mayne Ventures, Mayne International and Mayne Group share the power to vote or to direct the vote and dispose or to direct the disposition of the 236,662,543 shares of Common Stock set forth above.

(c)       Except as set forth herein, none of the Reporting Persons has engaged in any transactions in the class of securities reported on that were effected during the past sixty days.

(d)      Not applicable.

(e)       Not applicable.”

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information contained in Item 6 of the Statement is hereby amended and supplemented by adding the following information:

“On January 8, 2018, Mayne Ventures and the Issuer entered into the 2018 Purchase Agreement, pursuant to which, on the terms and subject to the conditions set forth therein, Mayne Ventures agreed to acquire from the Issuer, and the Issuer agreed to issue to Mayne Ventures, in three separate closings for an aggregate purchase price of US$5,000,000: (i) an aggregate of 7,246,377 shares of Series B Convertible Preferred Stock, (ii) Series A Warrants to purchase 5,434,783 shares of Common Stock in the aggregate and (iii) Series B Warrants to purchase 5,434,783 shares of Common Stock in the aggregate.

On January 10, 2018, at the initial closing under the 2018 Purchase Agreement, Mayne Ventures acquired 3,478,261 shares of Series B Convertible Preferred Stock, the January 2018 Series A Warrants and the January 2018 Series B Warrants directly from the Issuer in a private placement for an aggregate purchase price of US$2,400,000.

The 2018 Purchase Agreement provides for the second closing to occur on or before July 1, 2018, subject to the satisfaction of customary closing conditions, at which Mayne Ventures will acquire 2,318,841 shares of Series B Convertible Preferred Stock, Series A Warrants to purchase 1,739,131 shares of Common Stock and Series B Warrants to purchase 1,739,131 shares of Common Stock directly from the Issuer in a private placement for an aggregate purchase price of US$1,600,000.

The 2018 Purchase Agreement provides for the third closing to occur on or before December 31, 2018, conditioned upon the acceptance of filing by the U.S. Food and Drug Administration (the “FDA”) of the Issuer’s New Drug Application (“NDA”) for SUBATM-Itraconazole for the treatment of Basal Cell Carcinoma Nevus Syndrome (“SUBA BCCNS”) (provided that such date shall be automatically extended in the event that such NDA is filed with the FDA during December 2018 to a date which is 30 days from the date of such filing), at which Mayne Ventures will acquire 1,449,275 shares of Series B Convertible Preferred Stock, Series A Warrants to purchase 1,086,956 shares of Common Stock and Series B Warrants to purchase 1,086,956 shares of Common Stock directly from the Issuer in a private placement for an aggregate purchase price of US$1,000,000.

Under the 2018 Purchase Agreement, the Issuer has agreed to use the proceeds contemplated by the 2018 Purchase Agreement solely for purposes of funding the continued development of SUBA BCCNS and for general corporate purposes; provided, however, that the Issuer may use the proceeds from the third closing (in a manner consistent with the Second Amended and Restated Supply and License Agreement, dated as of May 15, 2016, between the Issuer and Mayne Ventures, as amended (the “Supply and License Agreement”)) for the development of other SUBA-Itraconazole treatments for cancer and for general operating purposes of the Issuer. In addition, the 2018 Purchase Agreement provides for additional limitations on the use of proceeds including, without limitation, that the Issuer shall not use the proceeds from any closing for: (i) the satisfaction of any portion of the Issuer’s indebtedness (other than payment of trade payables in the ordinary course of the Issuer’s business and prior practices) or (ii) the redemption of any Common Stock or other Issuer securities. In addition, under the 2018 Purchase Agreement, the Issuer agreed that for the period from the date of the initial closing through December 31, 2018 (the “Market Standoff Period”), the Issuer will not undertake external financing (which shall specifically exclude exercise of existing options and warrants) without the approval of Mayne Ventures, such approval not to be unreasonably withheld, conditioned or delayed, and giving due consideration to the fiduciary duties and business judgment of the Issuer’s Board of Directors; provided, however, that if, during the Market Standoff Period, any existing warrants or options of the Issuer are exercised, the proceeds of such exercises may, in the discretion of the Issuer’s Board of Directors, be used for preliminary work on SUBA-Itraconazole cancer indications other than SUBA BCCNS, in each case in accordance with the Supply and License Agreement.

Under the 2018 Purchase Agreement, Mayne Ventures has been afforded certain demand and “piggyback” rights to cause the Issuer to register the shares of Common Stock underlying the Series B Convertible Preferred Stock, the Series A Warrants and the Series B Warrants for public resale, provided that such rights only become effective and exercisable from and after the termination of the Supply and License Agreement.

In connection with the initial closing under the 2018 Purchase Agreement, on January 10, 2018, Mayne Ventures and the Issuer entered into an amendment (the “SLA Amendment”) to the Supply and License Agreement to, among other things, eliminate the right to terminate the Supply and License Agreement if the Issuer fails to secure NDA approval for a SUBA-Itraconazole-based treatment for cancer by October 31, 2018 and replace such right with provisions that grant to Mayne Ventures a 60-day right (exercisable only on a Target Failure (as defined below)) to elect to assume the right to exploit SUBA BCCNS (the “Mayne BCCNS Assumption Right”). The term “Target Failure” means if: (i) the FDA has not accepted for filing the Issuer’s NDA for SUBA BCCNS by December 31, 2018, provided that such date shall be automatically extended in the event that such NDA is filed with the FDA during December 2018 to a date which is 30 days from the date of such filing or (ii) the commercial launch of SUBA BCCNS is not achieved by June 30, 2020. The SLA Amendment also amends corresponding provisions of that certain Sublicense Agreement, dated August 31, 2015, between Mayne International and the Issuer, in order to conform to the business terms agreed to in the SLA Amendment.

The foregoing descriptions of the 2018 Purchase Agreement, the Series B Convertible Preferred Stock, the Series A Warrants, the Series B Warrants and the SLA Amendment do not purport to be complete and are qualified in their entirety by reference to the complete text of the 2018 Purchase Agreement, the Certificate of Designation of Series B Convertible Preferred Stock (as corrected by the Certificate of Correction of Designation of Series B Convertible Preferred Stock), the Series A Warrants, the Series B Warrants and the SLA Amendment, which have been incorporated by reference as exhibits hereto, and are hereby incorporated herein by reference.”

Item 7.	Material to Be Filed as Exhibits.

Exhibit	Description
99.1	Joint Filing Agreement
99.2	Securities Purchase Agreement, dated January 8, 2018, by and between Mayne Pharma Ventures Pty Ltd and HedgePath Pharmaceuticals, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by HedgePath Pharmaceuticals, Inc. on January 11, 2018)
99.3	Certificate of Designation of Series B Convertible Preferred Stock of HedgePath Pharmaceuticals, Inc. (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by HedgePath Pharmaceuticals, Inc. on January 11, 2018)
99.4	Certificate of Correction of Designation of Series B Convertible Preferred Stock of HedgePath Pharmaceuticals, Inc. (incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K filed by HedgePath Pharmaceuticals, Inc. on January 11, 2018)
99.5	Form of Warrant (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by HedgePath Pharmaceuticals, Inc. on January 11, 2018)
99.6	Amendment No. 2 to Second Amended and Restated Supply and License Agreement and Amendment No. 1 to Sublicense Agreement, dated January 10, 2018, by and among Mayne Pharma Ventures Pty Ltd, Mayne Pharma International Pty Ltd and HedgePath Pharmaceuticals, Inc. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by HedgePath Pharmaceuticals, Inc. on January 11, 2018)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 11, 2018

Mayne Pharma Ventures Pty Ltd

/s/ Nick Freeman Nick Freeman, Company Secretary
Mayne Pharma International Pty Ltd

/s/ Nick Freeman Nick Freeman, Company Secretary
Mayne Pharma Group Limited

/s/ Nick Freeman Nick Freeman, Company Secretary